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SEC USE ONLY

DOCUMENT SEQUENCE NO.

CUSIP NUMBER

WORK LOCATION

U.S.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
DTE Energy Company	38-3217752	001-11607

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.

	2000 2nd Avenue	Detroit	MI	48226	AREA CODE	NUMBER
					313	235-8126

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	STREET	CITY	STATE	ZIP CODE
Susan M. Beale		Executive Officer	2000 2nd Avenue		Detroit	MI	48226

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)		(c)	(d)
Title of the	Name and Address of Each Broker	SEC USE ONLY	Number of Shares	Aggregate
Class of	Through Whom the Securities are to be		or Other Units	Market
Securities	Offered or Each Market Maker who is	Broker-Dealer	To Be Sold	Value
To Be Sold	Acquiring the Securities	File Number	(See instr. 3(c))	(See instr. 3(d))

Common Stock	Bank of New York, One Wall Street, New York, NY 10286		1,897	$78,688.00

(e)	(f)	(g)
Number of Shares	Approximate	Name of Each
or Other Units	Date of Sale	Securities
Outstanding	(See instr. 3(f))	Exchange
(See instr. 3(e))	(MO. DAY YR.)	(See instr. 3(g))

168,849,506	3/12/2004	NYSE

1.	(a)	Name of issuer

	(b)	Issuer’s IRS Identification Number.

	(c)	Issuer’s SEC file number, if any.

	(d)	Issuer’s address, including zip code.

	(e)	Issuer’s telephone number, including area code.

2.	(a)	Name of person for whose account the securities are to be sold.

	(b)	Such person’s I.R.S. Identification number, if such a person is an entity.

	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).

	(d)	Such person’s address, including zip code.

3.	(a)	Title of the class of securities to be sold.

	(b)	Name and address of each broker through whom the securities are intended to be sold.

	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount).

	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.

	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.

	(f)	Approximate date on which the securities are to be sold.

	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

			Name of Person from
			Whom Acquired	Amount of
Title of	Date you	Nature of Acquisition	(If gift, also give	Securities	Date of
the Class	Acquired	Transaction	date donor acquired)	Acquired	Payment	Nature of Payment

Common Stock	2/22/2000	Vesting of performance shares	DTE Energy Company	612	3/12/2004	Cash
Common Stock	3/14/2001	Vesting of performance shares	DTE Energy Company	497	3/12/2004	Cash
Common Stock	3/14/2001	Vesting of restricted stock	DTE Energy Company	788	3/12/2004	Cash

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Amount of
Securities
Name and Address of Seller	Title of Securities Sold	Date of Sale	Sold	Gross Proceeds

Not applicable

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

3/12/2004

DATE OF NOTICE

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

/s/ Susan E. Riske, Power of Attorney

(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (12-03)